United States securities and exchange commission logo





                            July 3, 2023

       Paul Carbone
       Chief Financial Officer
       SharkNinja Global SPV, Ltd.
       89 A Street, #100
       Needham, MA 02494

                                                        Re: SharkNinja Global
SPV, Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed on June 28,
2023
                                                            File No. 333-272973

       Dear Paul Carbone:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed June 28, 2023

       General

   1. We note the inclusion of several agreements entered into between SharkNinja and JS
                                                        Global as exhibits to
your registration statement. Please describe the material terms of these agreements
wherever applicable in your registration statement. Refer to Item 404 of
                                                        Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Paul Carbone
SharkNinja Global SPV, Ltd.
July 3, 2023
Page 2

statement.

       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNamePaul Carbone                           Sincerely,
Comapany NameSharkNinja Global SPV, Ltd.
                                                         Division of
Corporation Finance
July 3, 2023 Page 2                                      Office of
Manufacturing
FirstName LastName